SBOR, Inc.
13100 Boones Ferry Road

Lake Oswego, OR 97035
Phone: (503) 882-8980
admin@sborealestate.com
www.sborealestate.com

VIA EDGAR

April 3, 2013

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      SBOR, Inc.

            Registration Statement on Form S-1

            Filed: February 26, 2013

            File No. 333-186869

Dear Ms. Gowetski:

This letter is in response to your comment letter dated March 25, 2013, with regard to the Form S-1 filing of SBOR, Inc., a Nevada corporation (“SBOR” or the "Company") filed on February 26, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      The Company takes exception to the Commission’s attempt to classify SBOR as a blank check company.  According to the language of Rule 419, a blank check company:  “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…:  To my knowledge, the Commission has never defined what a ‘specific business plan’ entails. Typically, if the Commission believes the business plan needs additional specificity, it provides comments to assist the registrant in that process.  I believe the Commission has provided such comments in this filing.

In addition, requiring SBOR to file as a blank check company would make it impossible for the Company to further its current business plan.  It could not use the proceeds from the offering unless and until it located a business partner.  At that time, its business plan would, by necessity, change.  So, by claiming SBOR’s business plan non-specific, you are demanding it abandon that very plan.

Please provide authority issued by the Commission which provides either a definition of “specific” under Rule 419, or which allows for an analysis of SBORs current plan to determine if that plan complies with any parameters as to “specific.”

However, in an attempt to provide additional disclosure, we have added language to be more specific as to our plans to develop the business, including specific time-frames for achieving our goals.  We expect to have our website operational shortly after we raise the funds to proceed with our business plan, and expect to achieve revenues within a reasonable period.  We are not attempting to create a blank check company, but an operational company within the parameters described in the registration statement.

2.      We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

3.      This statement has been added accordingly.

Prospectus Cover Page

4.      We do not intend to use the prospectus prior to the effective date of the registration statement.  The legend has been removed.

5.      This section has been updated accordingly.

Prospectus Summary, page 3

6.      This disclosure has been moved to risk factors section.

7.      This section has been updated and revised accordingly.

Risk Factors, page 5

8.      This statement has been deleted accordingly.

Shares Offered by the Selling Shareholders, page 20

9.      This statement has been updated and revised accordingly throughout.

Plan of Operation, page 29

10.  This section has been updated and revised accordingly.  A risk factor has been added to indicate the lack of relevant experience of our Officers and Directors.

Part II

Recent Sales of Unregistered Securities, page 49

11.  This disclosure has been updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (admin@sborealestate.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ John Kitchen

_____________________

John Kitchen, President